SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Leste Celular Participações S.A. and Subsidiaries Quarterly Financial Statements For the nine-month period ended September 30, 2003 And Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the original previously issued in Portuguese, See Note 29 to the financial statements.)

Independent Accountants’ Review Report

To the Shareholders and Management of
Tele Leste Celular Participações S.A.
Salvador, Bahia

1. We have reviewed the accompanying quarterly financial information of Tele Leste Celular Participações S.A. and its subsidiaries as of and for the nine-month period ended September 30, 2003, consisting of the individual and consolidated balance sheets as of September 30, 2003, and the related statements of income for the nine-month period then ended, the performance report and relevant information, prepared in accordance with Brazilian accouting practices under the responsibility of the Company’s Management.

2. Our review was conducted in accordance with specific standards established by Ibracon - Brazilian Institute of Auditors, together with the Federal Accounting Council, and principally comprised: (a) inquiries of and discussions with Company management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly financial information; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and subsidiaries.

3. Based on our review, we are not aware of any material modification that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4. We have reviewed the balance sheets, individual and consolidated, as of June 30, 2003 and the statements of income for the nine-month period ended September 30, 2002, presented for comparative purposes, and we issued independent accountants’ report – special review, with no qualifications, dated July 18, 2003 and October 18, 2002, except for note n° 27, dated October 25, 2002, respectively.

5. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

Salvador, October 17, 2003

DELOITTE TOUCHE TOHMATSU Auditores Independentes

José Luiz Santos Vaz Sampaio
Engagement Partner

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2003 AND JUNE 30, 2003

(Amounts in thousands of Brazilian reais, unless otherwise indicated)
(Convenience Translation into English from the original previously issued in Portuguese, see Note 29 to the Financial Statements.)

1. OPERATIONS

Tele Leste Celular Participações S.A. is a publicly-traded company which, on September 30, 2003, was controlled by Iberoleste Participações S.A. (21.90% of the total capital), BRASILCEL N.V. (3.38% of the total capital) and Tagilo Participações Ltda. (2.42% of the total capital). Iberoleste Participações S.A. and Tagilo Participações Ltda. are controlled by BRASILCEL N.V (100.00% of the total capital).

The BRASILCEL N.V. has participation of Telefónica Móviles S.A. (50.00% of the total capital), PT Móveis, Serviços de Telecomunicações, SGPS S.A. (49.999% of the total capital), and Portugal Telecom, SGPS S.A. (0.001% of the total capital).

Tele Leste is the holding company of Telebahia Celular S.A. (“Telebahia”) and Telergipe Celular S.A (“Telergipe”), which provide cellular telecommunications services in the States of Bahia and Sergipe, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions, authorizations and permissions granted to them.

The subsidiaries’ activities, including services that they may provide and the tariffs they may charge, are regulated by ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law no. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

Migration from SMC to SMP

On December 10, 2002 was signed the Authorization Term for Personal Mobile System between ANATEL and the affiliated companies Telebahia and Telergipe, which became effective as of the publication in the Official Government Daily Newspaper, which occurred on December 12, 2002.

The authorizations granted to the subsidiaries Telebahia and Telergipe are effective for the remaining period of concession, previously granted and presently substituted, July 29, 2008 and December 15, 2008, respectively, and latter renewable, for one more period, for a 15 year term, being this renewal payable in the future.

On July 6, 2003 the wireless companies began to implement the Service Selection Code (CSP) whereby the client would choose the long-distance and international provider (VC2 and VC3), in accordance with the SMP rules. The wireless companies will no longer receive the proceeds from the VC2 and VC3 tariffs and will receive the interconnection fees for the use of their networks for these calls.

Joint Venture

On December 27, 2002 the transfer of the assets held by the shareholders PT Móveis – Serviços de Telecomunicações, SGPS (“PT”) and Telefónica Moviles S.A. (“TEM”) in the Brazilian mobile telephone telecommunication market was implemented, concerning their direct and indirect participation in Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., Celular CRT Participações S.A. and Global Telecom S.A., to BRASILCEL N.V., a Company with headquarter in Netherlands.

The involved Companies’ Senior Management understand that the mentioned process will result in significant gains for all the companies, mainly due to the synergies obtained with the operations increase volume and the unification of operational processes, which however may result in adjustments to the companies systems.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil, standards applicable to telecommunications concessionaires and standards and accounting procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include the balances and transactions of the Company’s subsidiaries, Telebahia and Telergipe on September 30, 2003.

The consolidated financial statements as of June 30, 2003 and September 30, 2002 were, when necessary, reclassified for comparative purposes.

In the consolidated financial statements, all material intercompany balances and transactions were eliminated.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices applied by the Company and its subsidiaries in the preparation of the interim financial statements for the period ended September 30, 2003 are basically those set forth in the Notes to the financial statements as of December 31, 2002, except the deferral of the subsidy on the sale of hand sets to credentialed agents, recognized in the results when these hand sets are activated, generating a decrease in the net loss for the period in the amount of R$ 466, net of tax.

4. CASH AND CASH EQUIVALENTS

	Company		Consolidated

	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

Banks	28	13	3,424	1,801
Temporary cash investments	-	-	88,719	61,551

Total	28	13	92,143	63,352

Temporary cash investments are represented principally by CDBs – Bank Deposit Certificates indexed to CDI’s variation (Interbank Deposit Certificates rates).

5. ACCOUNTS RECEIVABLE, NET

	Consolidated

	September 30, 2003	June 30, 2003

Unbilled services	17,909	15,458
Billed services	43,839	40,207
Interconnection	30,371	24,776
Receivables from products sold	17,784	15,907
Allowance for doubtful accounts	(15,015)	(14,551)

Total	94,888	81,797

Changes in the allowance for doubtful accounts are as follows:

	Consolidated

	2003	2003

Beginning balance	14,644	11,606
Provision complement - 1st quarter	3,117	3,279
Write-offs - 1st quarter	(3,526)	(2,708)

Ending balance as of March 31	14,235	12,177

Provision complement – 2nd quarter	2,621	3,763
Write-off - 2nd quarter	(2,305)	(2,250)

Ending balance as of June 30, 2003	14,551	13,690

Provision complement – 3rd quarter	3,704	3,314
Write-off – 3rd quarter	(3,240)	(2,568)

Ending balance as of September 30, 2003	15,015	14,436

6. INVENTORIES

	Consolidated

	September 30, 2003	June 30, 2003

Digital Cellular Handsets	15,993	15,286
Other	173	168
(-) Provision for obsolescence	(1,584)	(1,208)

Total	14,582	14,246

7. RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated

	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

Recoverable social contribution and income tax	10,428	10,075	12,734	14,947

Withholding income tax	-	-	2,127	1,812
Recoverable ICMS (state VAT)	-	-	14,806	15,901
Other	367	371	1,112	1,391

Recoverable taxes	10,795	10,446	30,779	34,051

Deferred social contributions and income tax	261	285	185,224	194,131

Total	11,056	10,731	216,003	228,182

Current	487	497	14,535	17,351

Long-Term	10,569	10,234	201,468	210,831

The main components of deferred income and social contribution tax assets are as follows:

	Company		Consolidated

	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

Tax credits from corporate restructuring	-	-	73,829	76,564
Provision:	-	-
For obsolescence	-	-	341	411
For contingencies	-	-	1,775	1,833
Allowance for doubtful accounts	-	-	5,154	4,947
Accrual for rewards program	-	-	1,360	1,560
For pension plan	-	-	146	164
Tax losses and negative basis carryforwards	261	285	95,700	97,683
Accelerated depreciation	-	-	5,657	9,647
Income Tax on PIS and COFINS	-	-	1,262	1,322

Total	261	285	185,224	194,131

Current	-	-	837	700

Long-Term	261	285	184,387	193,431

The deferred tax credits were recognized on the assumption of future realization, as follows:

  Tax losses and negative basis carry-forwards will be compensated on an annual 30% limit of the tax basis for upcoming years. The subsidiaries, in accordance with the assumption of future projected results, estimate to compensate carry-forward tax losses in 10 years.

  Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 25). The realization of those tax credits occurs in the same proportion as the amortization of goodwill on the subsidiaries. Studies by external consultants used in the restructuring process originally supported, the recovery of the amount in ten years and five years for Telergipe and Telebahia, respectively. Considering the economic and operating results up to date and the trends of recoverability, technical studies were performed, which extended the goodwill amortization period, for Telebahia, to ten years, since January 01, 2002.

  Temporary differences: The realization will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence of inventories.

Technical studies approved by the Company’s Board of Directors, indicate the full recovery of the amounts recognized by the subsidiaries within the time frame established by the CVM Instruction 371.

The above mentioned technical studies correspond to Management’s best estimates about the future evolution of Companies operations as well as of the market in which it operates.

Management has been monitoring the evolution of these credits and, has decided not to recognize credits on tax losses and negative basis in the year 2003.

As it relates to tax losses recognized, the Company estimates they will be compensated as follows:

September 30, 2003

2004	1,759
2005	15,193
2006	22,496
2007	24,452
2008-2012	121,324

Total	185,224

8. OTHER ASSETS

	Company		Consolidated

	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

Prepaid expenses
FISTEL Fee	-	-	6,024	9,732
Financial charges	-	-	576	658
ICMS (state VAT)	-	-	2,597	2,132
Prepaid bonus card	-	-	895	787
Other	5	11	927	2,822

Subtotal	5	11	11,019	16,131

Other Asset
Advances	-	-	2,591	1,705
Judicial deposit	-	-	2,822	2,766
Other rights	130	139	843	836

Subtotal	130	139	6,256	5,307

Total	135	150	17,275	21,438

Current	135	150	13,455	17,291

Long-Term	-	-	3,820	4,147

The balance of judicial deposits refer to Cofins deposits in the amount of R$2,276 (Note 12) and others labor deposits.

9. INVESTMENTS

a. Investment in subsidiaries

	September 30,2003

Subsidiaries	Common Shares Interest	Ownership Interest

Telebahia Celular S.A.	100%	100%
Telergipe Celular S.A.	100%	100%

b. Number of shares owned

	September 30,2003

Subsidiaries	Common shares	Total of Common shares

Telebahia Celular S.A.	17,997,722	17,997,722
Telergipe Celular S.A.	1,011,043	1,011,043

c. Subsidiaries information

	September 30,2003

Subsidiaries	Shareholder’s Equity	Loss of the period

Telebahia Celular S.A.	360,316	(33,647)
Telergipe Celular S.A.	38,009	(2,637)

d. Composition and Changes

Changes in the investment on September 30, 2003 and June 30, 2003 are as follows:

	Telebahia	Telergipe	Total

Balances as of December 31, 2001	400,945	37,541	438,486
Equity pick-up in 1st semester	2,696	2,227	4,923

Balances as of June 30, 2002	403,641	39,768	443,409
Equity pick-up in 3rd quarter	(3,403)	(838)	(4,241)

Balances as of September 30, 2002	400,238	38,930	439,168
Equity pick-up on:
Net (loss) income for the year	(7,006)	1,543	(5,463)
Interest on capital and reverted
dividends on subsidiaries	315	173	488
Donation of equipments received from subsidiaries
	416	-	416

Balances as of December 31, 2002	393,963	40,646	434,609
Equity pick-up in 1st semester	(17,288)	(3,232)	(20,520)

Balances as of June 30, 2003	376,675	37,414	414,089
Equity pick-up in 3rd quarter	(16,359)	595	(15,764)

Balances as of September 30, 2003	360,316	38,009	398,325

10. PROPERTY, PLANT AND EQUIPMENT

		Consolidated

		June 30, 2003			March 30, 2003

	Depreciation rates – annual- %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	412,710	(274,932)	137,778	145,780
Switching equipment	14.29	122,958	(64,172)	58,786	62,984
Infrastructure	4.00 – 14.29	105,952	(41,862)	64,090	66,951
Software rights	20.00	65,376	(26,342)	39,034	42,675
Buildings	4.00	26,378	(4,453)	21,925	22,189
Terminal equipment	66.66	62,510	(51,987)	10,523	11,667
Other	10.00 - 20.00	44,415	(24,749)	19,666	21,540
Lands	-	4,535	-	4,535	4,535
Construction in progress	-	15,610	-	15,610	19,525

Total		860,444	(488,497)	371,947	397,846

The subsidiaries’ Administration are developing studies that may result in changes to the useful life of their fixed assets. Eventual effects that can appear because of the useful life changes will be recognized in the 2003 financial statements.

Starting on January 2003, the handsets useful lives were reduced to 18 months to better reflect current operational condition. Those change, represented an increase in depreciation expense in the amount of R$ 15,467 (Note 19) compared to the same quarter in the prior year.

On September 30, 2003 the Company had fixed assets pledged as collateral in the amount of R$11,487.

11. ACCOUNTS PAYABLE

	Company		Consolidated

	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

Suppliers	1,198	1,480	41,140	39,557
Technical Assistance	-	-	22,924	20,762
Interconnection	-	-	5,468	7,542
SMP – Long distance carriers	-	-	13,862	-
Other	-	-	67	125

	1,198	1,480	83,461	67,986

The SMP – long-distance carriers refers to amounts invoiced to costumers and repassed to these operators.

12. TAXES

	Company		Consolidated

	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

ICMS (state VAT)	-	-	7,961	9,214
COFINS (tax on revenue)	8	9	3,784	3,974
PIS (tax on revenue)	4	5	3,396	3,338
Income tax and social contribution	13	-	367	-
FUST and FUNTEL	-	-	209	245

Total	25	14	15,717	16,771

In January 2000, the subsidiaries filed a lawsuit challenging the constitutionality of Law no. 9,718/98, claiming the suspension of the difference arising from expanding the PIS and COFINS calculation bases. Of the accrued amounts of PIS, R$ 3,160 (R$ 3,022 on June 30, 2003), refers to the amount which has not been paid by the subsidiary Telebahia until November 2002 due to the charges imposed by the new Law n° 10.677/02, which refers to the non-cumulativeness on the computation of PIS, which became effective in December 2002. The subsidiary Telebahia, as of this date, began paying normally the amounts due. The accrued amounts of COFINS, R$ 2,297 (R$ 2,265 on June 30, 2003) is being deposited in court by the subsidiary Telergipe, based on preliminary decisions that determine the suspension of the payments and deposit in court (Note 8), until a final decision is ruled.

13. LOANS AND FINANCING

a. Composition of Debt

			Consolidated

	Currency	Annual charges	September 30, 2003	June 30, 2003

Financial institutions
- Citibank – OPIC	US$	3.00%.+ Libor	73,085	71,800
- Several – Resolution 63	US$	14.35%	36,543	43,080
NEC do Brasil S.A.	US$	0.6875% to 2,5% + libor and 7.5%	5,420	5,325
European Investment Bank –BEI	US$	0.15% + libor	153,420	150,723
Accrued interest			4,317	2,304

Total			272,785	273,232

Current			72,433	69,223

Long-Term			200,352	204,009

Loans from the European Investment Bank, Citibank and Resolution 63 refer to financing for the expansion and modernization of the cellular telephone network. The balances with NEC do Brasil S.A. refer to financing of property items.

b. Payment schedule

The long-term portion has the following composition by maturity year:

Consolidated

September 30, 2003

2004	44,878
2005	2,054
2008	153,420

Total	200,352

c. Restrictive covenants

The financing from Citibank – OPIC, European Investment Bank (BEI) and Bank Boston have restrictive covenants, which the main restrictions are related to the indebtedness level, EBITDA and financial expenses, which have been fulfilled by the Company.

d. Coverage

On September 30, 2003, the subsidiaries had outstanding currency swap contracts in the amounts of US$ 101,534 thousand, to cover liabilities denominated in foreign currency. Until that date, the subsidiaries had recorded an accounting net loss of R$ 5,986 (R$6,109 on June 30, 2003) related to its outstands derivative contracts represented by balance recorded as long-term assets in the amount of R$ 3,520 and a balance recorded under liabilities in the amount of R$ 9,506, of which R$ 6,944 is recorded on short-term and R$ 2,562 on long-term.

e. Guarantees

Bank	Guarantees

Citibank	Overseas Private Investment Corporation (OPIC) guarantee – only for political risk
European Investment Bank
Telebahia Celular S.A.	Commercial risk guaranteed by Banque Sudameris – Banca Telebahia Celular S.A. Commerciale Italiana
Telergipe Celular S.A.	Commercial risk guaranteed by Banque Sudameris – Banca Telergipe Celular S.A. Commerciale Italiana and aval.

14. OTHER LIABILITIES

	Company		Consolidated

	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

Salary premiums	46	18	1,587	918
Advanced from customers – prepaid recharge cards	-	-	3,731	3,525
Accrual for rewards program	-	-	4,458	4,590
Other	803	317	2,315	2,027

Total	849	335	12,091	11,060

In August 2001, the subsidiaries started a rewards program, granting points to customers based on the time of their calls. The accumulated point may be exchanged for cellular handsets. Points accumulated are accrued as they are earned, considering the expected utilization based on the historical customer’s consumption profile. The accrual is reduced when the customer obtains the handsets.

15. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to a number of lawsuits, stated on different courts, in reference to labor, tax and civil claims. The subsidiaries’ management, based on legal counsel’s opinion, recognized provision for the ones which the unfavorable termination are considered probable for.

The composition of the balance is as follows:

	Consolidated

	September 30, 2003	June 30, 2003

Tax	1,947	1,916
Labor	1,699	1,723
Civil	2,217	1,751

Total	5,863	5,390

The controlling company and also its affiliated companies are parties to various legal processes occurring from the normal courses of its operations, which, according to their legal advisors, were classified as with possible losses. List below are the mentioned legal processes:

a. Tax

Telebahia was assessed due to the nonpayment of Value-Added Tax (ICMS) on activation revenue, supplementary services and lack of reversal of V.A.T (ICMS) credit related to the acquisition of permanent assets, electric energy and communication services arising from the provision of non-taxed communication services lack of reversal of V.A.T (ICMS) credit related to the rentals and goods without fiscal records. The amount involved is R$13,779.

Telergipe was assessed in relation to V.A.T (ICMS) on operations with phone sets and telecommunications services provided, in the amount of R$3,503, referring to: a) lack of reversal and undue credit utilization; b) untimely underpayment of taxes on telecommunications services.

COFINS (tax for social security financing) assessment at Telebahia with reference to deductions relating to hedge operations in the calculation basis of this contribution. The amount involved is of R$5.750.

Additionally, there are other tax lawsuits in progress, which the opinions of the legal counsel in relation to possible losses summarize R$9,161.

Based on the opinion of their legal advisors, the Company believes that the decision on these issues will not have a significant adverse effect on its financial position and, therefore, has not recognized a reserve in the financial statements as of September 30, 2003.

b. Labor and civil

The civil claims include indemnity claims against the subsidiaries involving amounts of approximately R$ 9,896. Additionally, the subsidiaries are parties to a number of claims by employees in the amount approximately to R$ 2,036. Accrued amounts in the financial statements as of September 30, 2003 are based on the opinions of the subsidiaries’ legal counsel. Some processes were subjected to judicial deposits.

16. SHAREHOLDERS’ EQUITY

a. Capital Stock

As of September 30, 2003, capital is composed of shares without par value, as follows:

Number (thousands)

Common shares	166,008,044
Preferred shares	313,436,995

479,445,039

b. Dividends

Preferred shares are entitled to receive cash dividends 10% higher than those attributed to common shares, or non-cumulative minimum annual preferred dividends of 6% of social capital attributed to those shares, whichever is greater. In the case of the payment of minimum annual preferred dividends of 6% of social capital attributable to preferred shares, after the minimum dividend is paid to preferred shareholders, holders of common shares may receive the same amount of dividends as those paid on preferred shares, as long as there is an available balance. Additional dividends declared by the Company will be ratably divided between common and preferred shareholders.

c. Special Reserve for Expansion and Modernization

This reserve was recognized to cover expansion and modernization plans for the subsidiaries’ facilities and services. Recognition of this reserve was approved on March 9, 2000. Under the provisions of Article no.189 of Brazilian Corporate Law, a portion of this reserve was absorbed by part of the net loss for 2002.

d. Special Reserve for Goodwill

This reserve represents the goodwill special reserve recognized as a result of the Company’s corporate restructuring, which will be capitalized for the controlling shareholder, when the effective realization of the tax benefit occurs.

e. Treasury shares

These are represented by 50.903.277 preferred shares and 252.498 ordinary shares, which are in accordance with the CVM 10 Instruction.

17. NET OPERATING REVENUE

	Consolidated

	September 30, 2003	September 30, 2002

Monthly subscription charges	28,841	30,093
Usage charges	190,512	178,015
Charges for use outside the concession area	3,224	5,137
Additional charges per call	19,637	18,869
Interconnection	132,762	132,055
Usage Charges – Ruralcel	1,383	727
Additional services	10,299	8,804
Other services	2,324	485

Gross operating revenue	388,982	374,185
Products sold	63,466	55,141

Total	452,448	429,326

Deductions from gross revenue	(128,603)	(113,670)

Net operating revenue	323,845	315,656

18. COST OF SERVICES AND SALES

	Consolidated

	September 30, 2003	September 30, 2002

Personnel	3,207	2,339
Outside services	8,525	9,667
Network connections	14,341	14,886
Rent, insurance and building services fees	7,089	12,998
Interconnection	34,915	30,487
FISTEL	12,737	12,705
Depreciation	68,004	57,859
Product Sold	37,656	29,891
Other	317	159

Total	186,791	170,991

19. SELLING EXPENSES

	Consolidated

	September 30, 2003	September 30, 2002

Personnel	9,372	11,708
Materials	557	710
Outside Services	55,551	42,480
Rent, insurance and building services fees	2,426	2,120
Depreciation	* 32,549	16,916
Allowance for doubtful accounts	9,442	10,356
Other	588	595

Total	110,485	84,885

(*) See note n° 10.

20. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Personnel	541	116	9,591	9,331
Materials	-	-	519	455
Outside services	1,658	1,776	15,473	18,494
Rent, insurance and Building services fees	-	-	1,035	629
Depreciation	-	-	6,822	4,353
Other	47	44	3,001	2,698

Total	2,246	1,936	36,441	35,960

21. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Financial Income
Hedge operations	-	-	-	187,317
Monetary/exchange variations	-	-	64,265	-
Income for temporary cash investments	-	1,567	9,981	4,741
Other interest	2,686	838	4,233	4,404
PIS and COFINS on financial income	(125)	(87)	(3,993)	(7,172)

	2,561	2,318	74,486	189,290

Financial Expenses
Expenses with financial operations	(13)	(93)	(15,910)	(15,965)
Hedge Operations	-	-	(84,261)	-
Monetary/Exchange variations	(4)	(13)	-	(199,196)

	(17)	(106)	(100,171)	(215,161)

Total	2,544	2,212	(25,685)	(25,871)

22. INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries have been recording monthly the portion of tax and social contribution on income, in accordance with accrual basis. Deferred taxes are attributable to temporary differences, as of Note 7. The composition of income tax and social contribution expense is as follows:

	Company		Consolidated

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Social contribution tax expense	(68)	(25)	(68)	(1,054)
Income tax expense	(40)	(51)	(40)	(2,666)
Deferred social contribution tax	-	-	376	672
Deferred income tax	-	-	288	1,618

Total	(108)	(76)	556	(1,430)

The following is a reconciliation of the reported credits (expense) of taxes on income and the amounts calculated based on the combined official rates:

	Company		Consolidated

	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

(Loss) Income before taxes	(35,987)	958	(36,651)	2,312
Tax income (expense) at the official rate	12,236	(326)	12,131	(786)
Permanent additions:
Nondeductible expenses	-	-	(436)	(347)
Equity pick-up	(12,336)	-	-	-
Other	(17)	-	(124)	(420)
Permanent exclusions:
Equity pick-up	-	232	-	-
Other	18	18	-	123
Other items
Social Contribution on prior years	(9)	-	(9)	-
PAT	-	-	3	-
Unrecorded tax credit *	-	-	(11,009)	-

Tax (expense) income as stated on the financial statement	(108)	(76)	556	(1,430)

(*) See note n° 7.

23. FINANCIAL INSTRUMENTS AND MANAGEMENT RISK (CONSOLIDATED)

a. Risks considerations

The subsidiaries Telebahia and Telergipe, which provide cellular communications services in the States of Bahia and Sergipe , under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

The main market risks that Telebahia and Telergipe are exposed to on their activities are:

  Credit Risk: originates from the difficulties in which these companies have in collecting the service charges for rendered services to their clients, including the sales of cellular handsets to the distribution networks.

  Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted on floating rates, and involves financial expenses increase risk by unfavorable movement on interest rates (principally Libor and CDI).

  Exchange Rate Risk: originates from the debt and the derivatives contracted on foreign currency and is related to potential losses on unfavorable movement on exchange rates.

From the beginning, Telebahia and Telergipe have exercised an active position towards management of the various risks they are subjected to, by means of widespread initiatives, procedures and wide operational policies that permit a mitigation of the risks inherent to the exercise of their normal activities.

Credit Risk

The credit risk related to telecommunications services rendered, is minimized by the control performed on costumer’s basis and management of indebtedness by clear politics for concession of billed cellular handset. Tele Leste has 71.9% of its client basis participating on prepaid mode, which requires prepaid handset cards and not represent credit risk. Costumer’s indebtedness represented 3.31% of gross revenue in September 30, 2003 (3.40% on September 30, 2002).

The credit risk related to cellular handsets sales is managed by the conservative politic on credit concession, through updated management methods, which involves the “credit scoring”, technical application, balance analysis and commercial data basis consultation as well as the automatic control for sales authorization integrated to ERP software distribution system. Network distribution’s indebtedness represented about 0,82% of cellular handsets sales on September 30, 2003 (1,83% on September 30, 2002).

Interest Rates Risk

The Company has not carried out any derivative agreements to protect itself against this risk (“hedge”). However, the Company keeps monitoring market interest rates, with the objective of evaluating the settle of derivative agreements in order to protect itself against the risk of volatility of these rates.

Exchange Rate Risk

Telebahia and Telergipe have contracted derivative financial operations to protect themselves against exchange variations, due to foreign currency loans. The operations generally used by the subsidiaries are “swap” contracts.

As of September 30, 2003, the Company’s net exposure to exchange rate risk is as follows:

Thousand of US$

Loans and financing	(93,311)
Other liabilities in foreign currency	(7,842)
Hedge position (swaps)	101,534

Net exposure	381

b. Derivative operations

Telebahia and Telergipe have recorded gain and losses on derivative contracts as “Financial income (expenses), net”. The table below shows an estimate of book value evaluation and market value of loans and financing and foreign currency liabilities, as well as derivative operations:

	Book value	Fair value	Gain (Loss) Unrealized

Loans and financing	(272,785)	(257,010)	15,775
Other liabilities	(22,924)	(22,924)	-
Hedge asset position (exchange swap)	(5,986)	11,205	17,191

Total	(301,695)	(268,729)	32,966

c. Fair value of financial instruments

The fair value of loans and financing, as well as “swaps” was stated, based on discounted cash flows, using available interest rate projections.

The fair value is calculated in a specific moment, based on available information and own evaluation methodologies, therefore the indicated estimations do not necessarily represent market realization values. The use of different assumptions would materially impact the estimations.

24. PENSION PLANS

The subsidiaries, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social – SISTEL. Until December 1999, all sponsors of the plans managed by SISTEL were unified as to all plans then existent. On December 28, 1999, the sponsors negotiated conditions to create pension plans individualized by sponsor (PBS – Tele Leste) and maintenance of unification only for the participants already covered and who were in such position on January 31, 2000 (PBS – A), resulting in a proposal for the restructuring of SISTEL’s bylaws and regulations, which was approved by the Secretaria for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of unification in December 1999, the subsidiaries individually sponsor a defined benefit plan (PBS Tele Leste Celular Plan), which covers approximately 1% of the Company’s employees. In addition to the supplementary pension benefit, a multi-sponsored health care plan is provided to retired employees and their dependents, at shared costs (PAMA).

Contributions to the PBS Tele Leste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor’s contribution represents 15.34% of the participating employees’ payroll, 13.84% of which is earmarked for PBS Tele Leste Celular Plan and 1.5 % for the PAMA Plan.

For the other 93,57% of the subsidiaries’ employees, there is an individual defined contribution plan - Visão Celular Benefit Plan, established by SISTEL in August 2000. The Visão Celular Plan is supported by contributions made by the participants (employees) and by the sponsor, which are credited to participants’ individual accounts. The subsidiaries are responsible for the costing of all administrative and maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS Tele Leste Celular) were granted the option of migrating to the Visão Celular Plan. This option was extended to employees who did not participate in the PBS Tele Leste Celular Plan, as well as to all new hires. The Company’s contributions to the Visão Celular Plan are similar to those of the participants, varying from 0% to 7% of the contribution salary, according to the percentage opted for by the participant.

For the period ended in September 30, 2003, the subsidiaries contributed the amount of R$ 392 (R$ 478 in September 30, 2002) to Visão Celular Plan.

As permitted by CVM Instruction 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities of its benefit plans directly in shareholders’ equity as of December 31, 2001, net of related tax effects. On December 31, 2002, the Company elected to recognize the actuarial liabilities of its benefit plans directly as expense of the year. Regarding the actuarial valuation of the plans, the Company established the projected unit credit method for the plans’ positions as of November 30, 2002 and November 30, 2001, respectively. For multi-sponsored plans (PAMA and PBS-A), the apportionment of the plan’s assets was made in accordance with the Company’s actuarial liabilities, in comparison with the plan’s total liabilities. The total amount of the recognized obligation on September 30, 2003 was of R$ 524.

In the period ended on September 30, 2003, the Company recognized the actuarial cost proportional method foreseen for 2003, and R$ 124 was registered relating to these costs, as general and administrative expenses.

25. CORPORATE RESTRUCTURING

On November 29, 2000, the corporate restructuring process was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The financial statements maintained for the Companies’ corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which, as of June 30,2 003, are as follows:

	Balances as of Spin-off date	Partial spin-off		June 30, 2003	September 30, 2003

		Telebahia	Consolidated	Consolidated	Consolidated

Balance sheet:
Goodwill - spun-off	376,316	(355,879)	(14,285)	235,785	227,742
Reserves - spun-off	(251,972)	238,282	9,571	(159,221)	(153,913)

Net effect equivalent to
tax credit from corporate restructuring	124,344	117,597	4,714	76,564	73,829

Statements of income:
Goodwill amortization				16,084	24,126
Reversal of reserve				(10,616)	(15,924)
Tax credit				(5,468)	(8,202)

Net effect on income				-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$73,829 as of September 30, 2003 (R$76,564 as of June 30, 2003), which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as a noncurrent asset - deferred taxes (see Note 7).

26. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are as follows:

(a)

Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve the Companies owned by the same controller group: Telesp Celular S.A., Global Telecom S.A., Telerj Celular S.A., Telest Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A, Tele Centro Oeste Celular, Telems Celular, Telecom Celular, Telemat Celular, Teleacre Celular, Telegoiás Celular and NBT. A Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization and interconnection agreements. The terms of these transactions are regulated by ANATEL. In 2002, Telecomunicações São Paulo S/A started to render long-distance communication services, replacing Embratel;

(b)	Technical Assistance - The subsidiaries due to Telefónica Móviles S.A technical assistance by new services;

(c)	Rendering of Services - The following services are rendered by companies owned by the same group:
	•	Corporate services centralized at Telerj Celular S.A., Telesp Celular S.A., charging the subsidiaries, by the effectively cost of the services rendered.
	•	Call center services rendered by Atento Brasil S.A. for users of telecommunications services of subsidiaries.
	•	Implementation and maintenance of profitability and cost control system by Telefónica Móbile Solution.
	•	Services of implementation of facilities’ security system rendered by Telefónica Engenharia.

The commercial conditions of these services are based on the usual market practices applied to the contracts with other Companies.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

	Consolidated

	September 30, 2003	June 30, 2003

Current assets:’
Accounts receivable	3,204	2,571
Current liabilities:
Technical Assistance	22,924	20,762
Accounts payable and accrued expenses	3,324	3,596

	September 30, 2003	September 30, 2002

Income (losses)
Net operating revenue from services	2,553	6,332
Cost of services rendered	2,088	3,202
Services rendered	7,572	6,791
General and administrative expenses	3,645	7,185

27. INSURANCE

The Company and Subsidiaries hold politics to monitor inherent risks on its operations. Therefore, as of September 30, 2003, the Company and Subsidiaries held insurance agreements to cover operational risks, loss of income, civil liabilities, heath etc. The Company and Subsidiaries’ administration understands that the insurance cover amount is enough to cover contingent losses. The main assets, responsibilities, or cover interest by insurance and the respective amount are shown bellow:

Classification	Covered amount

Operating risks	R$	877,020
General civil liabilities	R$	7,325
Vehicle fleet	R$	800

28. TELEFÓNICA MÓVILES STOCK PLAN

In May, 2001, Telefónica Móviles, S.A. ("Telefónica Móviles") launched a stock option plan based on Telefónica Móviles’ stock (the "Plan") that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company's employees, vesting over a four-year period. The options were granted in Series A, B and C, with exercise prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles’ stock as traded at the Madrid Stock Exchange was 6.20 Euros on December 31, 2002. The Plan also gives the Company's employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles’ stock over the respective exercise price.

Under Brazilian GAAP, the Company is not obliged to account for the effects of the plan offered to the employees by the major stockholder and, therefore, no effects were recorded in the financial statements of the Company.

29. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices adopted in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not comply with generally accepted accounting principles in the countries where these financial statements may be used.

COMMENTS OF CONSOLIDATED PERFORMANCE
FOR THE QUARTELY ENDED SEPTEMBER 30, 2003

The following financial and operational information, except where indicated, are presented in accordance with the corporate legislation with consolidated bases.

HIGHLIGHTS

Tele Leste Celular

R$ million	3Q03	2Q03	Δ %	3Q02	Δ %

Gross Operating Revenue	147.8	157.2	-6.0%	147.4	0.3
Total Net Operating Revenue	104.9	111.2	-5.7%	104.6	0.3
Net Operating Revenue from Services	94.9	103.1	-8.0%	95.5	-0.7%
Net Operating Revenue from Goods	10.0	8.1	23.5	9.1	9.9
Total Operating Costs	(73.2)	(75.5)	-3.0%	(70.8)	3.4
EBITDA	31.7	35.7	-11.3%	33.8	-6.2%
EBITDA Margin (%)	30.2%	32.1%	-1.9 p.p.	32.3%	-2.1 p.p.
Depreciation and Amortization	(30.4)	(30.8)	-1.5%	(28.2)	7.8
EBIT	1.3	4.9	-73.5%	5.6	-76.8%
Losses in the period	(15.7)	(4.3)	265.1	(4.3)	265.1
Losses per share (R$ per thousand shares)	(0.03)	(0.01)	265.1	(0.01)	265.1
Losses per ADR (R$)	(1.64)	(0.45)	265.1	(0.45)	265.1
Number of shares (billions)	479.4	479.4	-	479.4	-
Investments (accumulated)	15.7	10.9	n.a.	31.7	-50.5%
Investment as % of revenues	4.6%	4.3%	0.3 p.p	12.1%	-7.5 p.p
Operating Cash Flow	26.9	30.8	-12.7%	21.1	27.5

Clients (thousands)	1.025	993	3,2%	932	10,0%
Post-paid	289	294	-1,7%	308	-6,2%
Pre-paid	736	699	5,3%	624	17,9%

EBITDA = Earnings before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Revenue.
EBIT = Earnings before interest and taxes.
Operating cash flow = EBITDA – Quarterly investments.
The figures are subject to differences resulting from rounding up / down.

Basis for reporting results

In 2Q03 expenses with the PIS and COFINS taxes related to financial revenues were reclassified from Operating Expenses to Financial Expenses. For comparison purposes, this effect was also incorporated in the previous quarters results.

For comparison purposes, the financial statements figures for the quarters ended in June 30, 2003 and September 30 2002 have been reclassified when applicable.

As of July 06, 2003, the operators implemented the Long Distance Carrier Selection Code (Código de Seleção de Prestadora – “CSP”), used by clients to choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by Personal Mobile Service (Serviço Móvel Pessoal – “SMP”) rules. The “VIVO” operators no longer receive revenues from VC2 or VC3, now receiving interconnection revenues from the use of their networks in those calls.

Additionally, the Bill & Keep’s rules were adopted for interconnection charges in 3T03. The rules establish that payments between the companies of the SMP for traffic in the same registration area only occur when the traffic exceeds 55%.

VIVO

On April 14, 2003, the Joint Venture between Telefónica Móviles and Portugal Telecom unified the operations of Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Celular CRT Participações S.A., Tele Leste Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A. under the brand name “VIVO”.

Targeting the corporate clients, the “Vivo Empresas” brand was launched, linking this key segment with the Company’s business strategy.

“VIVO” was considered Top of Mind in most of the regions in which it operates, reflecting the successful consolidation of its brand. Additionally, the brand was awarded first place among the most admired brand mark in the wireless telecommunications sector by Carta Capital magazine.

HIGHLIGHTS
  Excluding the effect of the sales of handsets, EBITDA was R$ 37.6 million and the EBITDA margin was 39.6%.
  Operating Cash Flow increased by 27.5% in 3Q03, showing that the Company was more efficient generating operating cash.
  Net debt decreased by 13.6% compared with the previous quarter.
  The Company’s client base grew by 3.2% compared with 2Q03 and by 10.0% compared with 3Q02.
  Productivity increased by 10.3% compared with 2Q03 and 52.5% compared with 3Q02.

OPERATING PERFORMANCE

Operating data

	3Q03	2Q03%		3Q02%

Total number of users (thousands)	1,025	993	3.2%	932	10.0%
Post-paid	289	294	-1.7%	308	-6.2%
Pre-paid	736	699	5.3%	624	17.9%
Analog	97	118	-17.8%	170	-42.9%
Digital	928	875	6.0%	762	21.8%
Net additions (thousands)	32.0	16.7	91.6%	46.7	-31.5%
Post-paid	(5.2)	(2.5)	108.0%	(5.1)	2.0%
Pre-paid	37.2	19.2	93.8%	51.8	-28.2%
ARPU (in R$/month)	31.3	34.7	-9.8%	35.0	-10.6%
Post-paid	73.0	78.2	-6.6%	68.3	6.9%
Pre-paid	14.4	16.2	-11.1%	17.8	-19.1%
Total MOU (minutes)	96.1	88.6	8.5%	99.8	-3.7%
Post-paid	176.5	173.6	1.7%	176.0	0.3%
Pre-paid	59.3	50.0	18.6%	57.9	2.4%
Employees	390	417	-6.5%	541	-27.9%
Client/Employee	2,628	2,382	10.3%	1,723	52.5%

Client Base
  Significant sales results were obtained in 3Q03, with intense commercial activities, which were reflected by the 91.6% higher net additions than in 2Q03. The increase was integrally hired by the prepaid segment.
  Tele Leste has maintained its leadership position in its competitive scenario which includes two other competing companies, mostly because of the quality of the services it renders.
  At the end of 3Q03, Tele Leste had a handset digitization rate of 90.5%. The number of analog handsets went down by 42.9% compared with 3Q02. Tele Leste uses digital CDMA technology in its wireless telephone services.

Average Net Revenue per User

The negative impact on the ARPU (Average Net Revenue per User) was mainly caused by the implementation of the Bill & Keep’s rules and by the CSP. In addition, the ARPU is affected by the increase in the average pre-paid clients base.

The post-paid clients’ ARPU improved by 6.9% compared with 3Q02 and went down by 6.6% compared with the previous quarter 2Q03, due mainly to the Bill & Keep’s rules.

Minutes of Use per user

The blended MOU increased by 8.5% compared with 2Q03, led by an increase in the traffic of pre-paid clients. This impact does not apply to the ARPU due to an increase in traffic within the Company’s network, whose tariff is lower.

Wireless Data Transmission Service

In 2003, Tele Leste has maintained its focus on data transmission services, with special attention to the messaging services (SMS and WAP) and has managed to increase penetration in the base of clients that use of these services.

Human Resources

The number of effective employees has decreased, as a result of synergies obtained with the unification of services in the “VIVO” group. The increase in productivity, shown by the number of clients per effective employees, was 10.3% compared with 2Q03, and 52.5% compared with 3Q02.

FINANCIAL PERFORMANCE

Operating Revenue

R$ million	3Q03	2Q03%		3Q02%

Subscription charges	9.5	9.6	-1.0%	9.4	1.1%
Usage charges	59.9	77.6	-22.8%	69.4	-13.7%
Domestic	55.1	69.1	-20.3%	62.2	-11.4%
AD	4.7	7.0	-32.9%	5.6	-16.1%
DSL	0.1	1.5	-93.3%	1.6	-93.8%
Network usage charges	46.6	43.6	6.9	44.5	4.7%
Other services	5.2	3.4	52.9	3.4	52.9%
Revenue from telecommunication services	121.2	134.2	-9.7%	126.7	-4.3%
Sales of goods (handsets and accessories)	26.6	23.0	15.6	20.7	28.5%
Total gross operating revenue	147.8	157.2	-6.0%	147.4	0.3%
Total deductions from gross operating revenue	(42.8)	(46.0)	-7.0%	(42.8)	0.0%
Net Operating Revenue	104.9	111.2	-5.7%	104.6	0.3%
Net revenue from services	94.9	103.1	-8.0%	95.5	-0.7%
Net revenue from goods	10.0	8.1	23.5	9.1	9.9%

Net Operating Revenue

Net Operating Revenue remained stable in 3Q03 compared with 3Q02 and decreased by 5.7% compared with the previous quarter, because, in spite of the increased revenues from handsets, there was a retraction in the net revenue from services, which represents more than 90% of the net operating revenue.

Net Revenue from Services

The Net Revenue from Services decreased by 0.7% compared with 3Q02 and by 8.0% compared with 2Q03, as a result of the 13.7% and 22.8% reduction in usage revenues compared with 3Q02 and 2Q03, respectively. Interconnection revenues increased by 4.7% compared with 2Q03, due to the increased fixed-to-wireless traffic, which minimized the effects of the Bill & Keep’s rules. The negative impact of the implementation of the CSP and of the Bill & Keep’s rules was approximately 7% of the net revenues from services.

The revenues from other services, which include revenues from data, increased by 86.9% in one year. The revenues from data increased by 30.2% compared with 2Q03, and by 126.3% compared with 3Q02.

Net Revenue from Goods	Compared with 2Q03, the 23.5% growth in net revenues from merchandise (handsets and accessories) resulted from the intense commercial activity.

Operating Costs

R$ million	3Q03	2Q03%		3Q02%

Personnel	(6.4)	(7.8)	-17.9%	(8.7)	-26.4%
Cost of services rendered	(21.1)	(27.5)	-23.3%	(26.3)	-19.8%
Leased lines	(4.8)	(4.3)	13.5%	(4.8)	0.0%
Interconnection	(6.3)	(14.9)	-57.7%	(9.8)	-35.7%
Rents / Insurance / Condominium fees	(2.2)	(2.3)	-4.3%	(4.3)	-48.8%
Fistel and other taxes	(3.5)	(1.7)	105.9%	(3.1)	12.9%
Third-party services	(4.2)	(4.2)	0.0%	(4.1)	2.4%
Others	(0.1)	(0.1)	0.0%	(0.1)	0.0%
Cost of goods sold	(15.9)	(13.1)	21.4%	(10.7)	48.6%
Commercial expenses	(23.8)	(22.1)	7.7%	(18.4)	29.3%
Provision for doubtful accounts	(3.7)	(2.6)	42.3%	(3.3)	12.1%
Marketing	(4.3)	(5.6)	-23.2%	(2.6)	65.4%
Commissions	(2.6)	(2.3)	13.0%	(2.3)	13.0%
Third-party services	(12.2)	(10.5)	16.2%	(9.3)	31.2%
Others	(1.0)	(1.1)	-9.1%	(1.0)	0.0%
General and administrative expenses	(6.6)	(5.4)	22.2%	(8.2)	-19.5%
Other operating revenues (expenses)	0.6	0.4	50.0%	1.5	-60.0%

Total operating costs before depreciation and amortization	(73.2)	(75.5)	-3.0%	(70.8)	3.4%
Depreciation and amortization	(30.4)	(30.8)	-1.3%	(28.2)	7.8%

Total operating costs	(103.6)	(106.3)	-2.5%	(99.0)	4.6%

Cost of Services rendered

As revenues, costs were also affected by the implementation of the CSP and of the Bill & Keep’s rules. The cost of services rendered decreased by 23.3% compared to 2Q03 and by 19.8% compared to 3Q02, and was impacted mostly by the 35.7% reduction in interconnection costs compared with 3Q02, and the 57.7% reduction compared with 2Q03.

Cost of Merchandise Sold	The cost of goods sold grew by 21.4% and by 48.6% in 2Q03 and 3Q02 respectively, due mainly to the increased commercial activity reflected by the increase of the net additions.

Commercial Expenses

Compared with 2Q03, third-party services expenses increased due to the change in the account of outsourced logistic services that used to be recorded as general and administrative services and started to be recorded as commercial services and was offset by marketing expenses decreased due to the launch of the “VIVO” brand in 2Q03.

Bad Debt	The bad debt rate reached 2.5% of the gross revenue.

EBITDA

In 3Q03, the EBITDA for Tele Leste reached R$ 31.7 million, with a 30.2% margin, which resulted from the large volume of sales in the quarter, since the EBITDA would reach R$ 37.6 million and the EBITDA margin 39.6% if the effect of the sales of handsets were not included.

Depreciation	Depreciation and amortization expenses totaled R$ 30.4 million at the end of 3Q03. Depreciation is calculated by a linear method, considering the useful life of goods.

Financial Results	The Net Financial Expenses of Tele Leste totaled R$ 7.0 million in 3Q03, 35.2% less than in 2Q03 due to the variation in the interest rate.

Financial Result

R$ million	3Q03	2Q03%		3Q02%

Financial Revenue	(0.6)	51.8	n.a.	130.2	n.a.
Exchange variation	(5.1)	50.1	n.a.	0.0	n.a.
Other financial revenues	4.7	4.3	9.3	3.3	42.4
Gains from derivatives	-	-	n.a.	131.8	n.a.
(-) PIS / Cofins imposed to financial revenue	(0.2)	(2.6)	-92.3%	(4.9)	-95.9%
Financial Expense	(6.4)	(62.6)	-89.8%	(143.0)	-95.5%
Exchange variation	(0.0)	(0.0)	n.a.	(135.7)	n.a.
Other financial expenses	(4.4)	(4.9)	-10.2%	(7.2)	-38.9%
Losses from derivatives	(2.0)	(57.7)	-96.5%	(0.1)	1900.0

Net financial revenue (expense)	(7.0)	(10.8)	-35.2%	(12.8)	-45.3%

Net Profit (Loss)

The result before interest in 3Q03 was the same as in 2Q03, in spite of the lower operating profit. According to technical viability research, Tele Leste had been deferring Income Tax and Social Contribution until June 2003. The Company’s management has monitored the evolution of these deferred credits and has decided not to form credits over fiscal losses and negative basis in the 2003 fiscal year. The lower profit resulted from the reversal of R$8.6 million of fiscal credits.

Net Debt

Tele Leste’s net debt decreased 13.6% relative to the previous quarter, as a result of increase in cash and financial investments.

On September 30, 2003, the total debt of Tele Leste was R$ 272.8 million (R$ 273.2 million on June 30, 2003), of which 100% was denominated in American dollars and 100% was protected by derivatives contracts at the end of the quarter. This indebtedness was compensated by the resources available in cash and in financial investments (R$ 92.1 million) and by net liabilities from derivatives (R$ 5.9 millions), which resulted in a net debt of R$ 186.6 million and demonstrates a solid financial position.

Loans and Financing (in R$ million)

R$ million	Sept 30, 2003

Denominated in US$
Suppliers	5.6
Financial Institutions	267.2

Total	272.8

R$ million	Sept. 30, 03	June 30, 03	Dec. 31, 02	Sept. 30, 02

Short-term	72.4	69.2	99.7	105.5
Long-term	200.4	204.0	269.9	357.7
Total Indebtedness	272.8	273.2	369.6	463.2
Cash and financial investments	92.1	63.4	81.3	59.7
Derivatives	(6.0)	(6.1)	72.3	187.3

Net debt	186.6	216.0	216.0	216.2

Schedule for payment of long-term debt

R$ million	Denominated in US$

2004	44.9
2005	2.1
2006	-
After 2006	153.4

Total	200.4

Investment	Until the end of 3Q03, a total of R$ 15.7 were invested in Property, Plant & Equipment to better serve our clients.

Prizes and corporate campaigns
  Vivo–BA was granted honors from the Committee for fighting Hunger and Poverty (Comitê de Combate à Fome e à Pobreza), in acknowledgement for the help given by the carrier to the Committee’s projects in the state of Bahia.
  The Company has vaccinated children in two day-care centers in the cities of Salvador and Aracaju.
  Vivo-BA received a “Solidary Company” certification.
  The Company’s collaborators donated books to assist the Condomínio Vale do Sol association in putting together a library to be used by all the children in the community.
  The sewing cooperative, Cooperativa de Mulheres Costureiras do Parque S. Bartolomeu, sponsored by the Telefônica Foundation (Fundação Telefônica) and co-sponsored by Vivo closed the fashion show season at the Lapa de Salvador shopping mall.
  The carrier operating in the City of Sergipe was awarded the Top of Mind prize after a survey conducted by the newspaper Correio de Sergipe.

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS FOR THE PERIOD ENDED SEPTEMBER 30, 2003 AND JUNE 30, 2003
(In thousands of Brazilian reais)
(Convenience Translation into English from the original previously issued in Portuguese)

	Company		Consolidated

ASSETS	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	28	13	92,143	63,352
Accounts receivable, net	-	-	94,888	81,797
Recoverable and deferred taxes	487	497	14,535	17,351
Inventories	-	-	14,582	14,246
Hedge operations - swap	-	-	-	-
Other	135	150	13,455	17,291

Total current assets	650	660	229,603	194,037

NONCURRENT ASSETS:
Recoverable and deferred taxes	10,569	10,234	201,468	210,831
Hedge operations - swap	-	-	3,520	2,014
Other	-	-	3,820	4,147

Total noncurrent assets	10,569	10,234	208,808	216,992

PERMANENT ASSETS:
Investments in subsidiaries	398,325	414,089	-	-
Property, plant and equipment, net	-	-	371,947	397,846
Defered Asset	-	-	625	625

Total permanent assets	398,325	414,089	372,572	398,471

TOTAL	409,544	424,983	810,983	809,500

	Company		Consolidated

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2003	June 30, 2003	September 30, 2003	June 30, 2003

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CURRENT LIABILITIES:
Payroll and related charges	10	22	3,574	3,323
Accounts payable	1,198	1,480	83,461	67,986
Taxes, other than taxes on income	25	14	15,717	16,771
Dividends	544	514	544	514
Loans and financing	-	-	72,433	69,223
Hedge operations swap	-	-	6,944	6,276
Other liabilities	849	335	12,091	11,060

Total current liabilities	2,626	2,365	194,764	175,153

LONG-TERM LIABILITIES:
Loans and financing	-	-	200,352	204,009
Hedge operations - swap	-	-	2,562	1,847
Reserve for contingencies	-	-	5,863	5,390
Pension plan	-	-	524	483

Total long-term liabilities	0	0	209,301	211,729

SHAREHOLDERS’ EQUITY AND FUNDS FOR CAPITALIZATION:
Shareholders’ equity-
Capital stock	305,396	305,396	305,396	305,396
Capital reserves	124,401	124,401	124,401	124,401
Income reserves	13,214	13,214	13,214	13,214
Retained earnings (losses)	(36,095)	(20,430)	(36,095)	(20,430)
Treasury stocks	(35)	-	(35)	-

Total shareholders' equity and funds for capitalization	406,88	422,581	406,881	422,581

Funds for capitalization	37	37	37	37

TOTAL	409,544	424,983	810,983	809,500

The accompanying notes are an integral part of these financial statements

TELE LESTE CELULAR PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME FOR THE NINE-MONTHS PERIOD ENDED SEPTEMBER 30, 2003 AND 2002
(In thousands of Brazilian reais)
(Convenience Translation into English from the original previously issued in Portuguese)

	Company		Consolidated

	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GROSS OPERATING REVENUE:	-	-	452,448	429,326

DEDUCTIONS:	-	-	(128,603)	(113,670)

NET OPERATING REVENUE	-	-	323,845	315,656

COST OF SERVICES AND SALES	-	-	(186,791)	(170,991)

GROSS PROFIT	-	-	137,054	144,665

OPERATING (EXPENSES) INCOME:
Selling	-	-	(110,485)	(84,885)
General and administrative	(2,246)	(1,936)	(36,441)	(35,960)
Financial income (expenses), net	2,544	2,212	(25,685)	(25,871)
Other, net	(1)	-	(215)	4,559
Equity pick-up	(36,284)	682	-	-

Total	(35,987)	958	(172,826)	(142,157)

(LOSS) INCOME FROM OPERATIONS	(35,987)	958	(35,772)	2,508

NONOPERATING EXPENSES, NET	-	-	(879)	(196)

(LOSS) INCOME BEFORE TAXES AND MINORITY INTEREST	(35,987)	958	(36,651)	2,312
Taxes on income	(108)	(76)	556	(1,430)

NET (LOSS) INCOME	(36,095)	882	(36,095)	882

(LOSS) EARNINGS PER THOUSAND SHARES
OUTSTANDING AT END OF PERIOD - R$	(0.00008)	0.00000	(0.00008)	0.00000

The accompanying notes are an integral part of these financial statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2003

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.